For the period ended 07/31/03                      Series 6, 8, 11, 12, 13, 14
File Number 811-2429

Sub-Item 77D(a):  Policies with respect to security investments
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Each of the following Funds has an investment  policy that requires it to invest at least  80% of its  assets  in the type of  security  suggested  by its  name:
High-Yield Opportunities Fund invests at least 80% of its assets in high yield securities; Income Stock Fund invests at least 80% of its assets in stocks with at least 65% of the Fund's assets normally invested in common stocks of companies that pay dividends; Intermediate-Term Bond Fund invests at least 80% of its assets in debt securities; Science & Technology Fund invests at least 80% of its assets in securities of companies expected to benefit from the development and use of scientific and technological advances and improvements; Short-Term Bond Fund invests at least 80% of its assets in debt securities; and Small Cap Stock Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations. To the extent required by SEC rules, each such policy may be changed only upon 60 days' written notice to the applicable Fund's shareholders.